RESORTS WORLD BHD.
(Incorporated in Malaysia under Company No: 58019-U)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P. O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-21613833, 20323833 Fax: 03-21615304
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

21 December 2004

SUPPL

04046990

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX/COURIER

Dear Sirs

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy of the announcement of the Company pertaining to Resorts World Bhd – Notification pursuant to paragraph 14.09(a) of Bursa Malaysia Securities Berhad (formerly known as Malaysia Securities Exchange Berhad) Listing Requirements for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours sincerely
RESORTS WORLD BHD.

TAN WOOI MENG
Group Company Secretary

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc

Form Version 2.0

General Announcement

Ownership transfer to **RESORTS WORLD** on **21/12/2004 12:14:30 PM**
Submitted by **RESORTS WORLD** on **21/12/2004 05:04:34 PM**
Reference No **RW-041221-7484A**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **RESORTS WORLD BHD**
*	Stock name	: **RESORTS**
*	Stock code	: **4715**
*	Contact person	: **MR TAN WOOI MENG**
*	Designation	: **GROUP COMPANY SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

RESORTS WORLD BHD ("RWB")
- Notification pursuant to paragraph 14.09(a) of Bursa Malaysia Securities Berhad (formerly known as Malaysia Securities Exchange Berhad)("Bursa Malaysia") Listing Requirements

* **Contents :-**

We wish to announce that RWB has been notified of the following dealing in the shares of RWB by Mr Chong Kin Leong, the Executive Vice President - Finance of Genting Berhad ("GB"), the holding company which owns 56.79% equity interest in RWB who is also a director of a subsidiary of GB, pursuant to Paragraph 14.09(a) of Bursa Malaysia Listing Requirements.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Date of Sale	No. of Shares	% of Issued Share Capital
8 December 2004	2,000	0.0001